EXHIBIT 99.1

Golar and Perenco agree the material commercial terms for the floating liquefied natural gas export project in Cameroon

HAMILTON, Bermuda, June 30, 2015 (GLOBE NEWSWIRE) -- Hamilton, Bermuda: Golar LNG Limited ("Golar") is pleased to announce that, further to the announcement on 24 December 2014 regarding the signing of a Heads of Agreement with Societe Nationale de Hydrocarbures ("SNH") and Perenco Cameroon ("Perenco") for the development of a floating liquefied natural gas export project in Cameroon, agreement has now been reached with the support of the Boards of both Golar and Perenco on the material commercial terms and conditions for the project.  The Tolling Agreement which defines the material commercial terms and conditions for the project is now subject to finalisation with SNH and government approval. Similarly, the Midstream Gas Convention setting out the regulatory and fiscal regime governing the FLNG operations in Cameroon is being progressed in parallel with the Tolling Agreement and is also now subject to finalisation with the government. It is anticipated that final approval by all parties (including the government in Cameroon) for the Tolling Agreement and the Midstream Gas Convention will take place late Q3, 2015.

Golar, Perenco and SNH have for the past two years been developing a floating liquefied natural gas export project located near shore off the coast of Cameroon situated in an area of benign sea states and utilizing Golar's floating liquefaction technology (GoFLNG). The project is based on the allocation of 500 Bcf of natural gas reserves from offshore Kribi fields, which will be exported to global markets via the GoFLNG facility Hilli, now under construction at the Keppel Shipyard in Singapore. Golar will provide the liquefaction facilities and services under a tolling agreement to SNH and Perenco as parties of the upstream joint venture.   It is anticipated that the allocated reserves will be produced at a rate of 1.2 million tonnes of LNG per annum, representing approximately 50% of the vessel's nameplate production capacity, over an approximate eight year period. It is expected that production will commence in Q2, 2017.

The project in Cameroon is expected to deliver an EBITDA for Golar in the first full year of operation, based on the utilisation of 2 of the available 4 liquefaction trains, in the range of $170 million to $300 million, with a flexible tolling structure which correlates to Brent crude oil prices ranging from a floor of $60/bbl to a cap of $102/bbl. The marketing of LNG from the project remains the responsibility of Perenco and SNH.

Golar's CEO Gary Smith commented "Golar is delighted to have achieved this very significant milestone in what will be our first GoFLNG project. This project in Cameroon is breaking new ground both technically and commercially for the LNG industry and would not have been possible without the innovative approach adopted by the teams at Perenco, SNH and Golar. This commitment with Perenco represents a further step in the implementation of Golar's strategy to become the industry's leading integrated midstream LNG services provider, supporting resource owners, gas producers and gas consumers."

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Hamilton, Bermuda

June 30, 2015

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan